Syneron Reports Q1 2006 Revenue Increase of 28.3% Over Q1 2005 to $23.7 Million

YOKNEAM, ISRAEL -- 05/09/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the first quarter of fiscal year 2006 ended March 31, 2006.

Revenues for the first quarter of 2006 were $23.7 million, an increase of 28.3% from $18.5 million for the same period in 2005. Net income for the first quarter of 2006 on a US GAAP basis ("GAAP"), including stock-based compensation expense related to the Company's adoption of Financial Accounting Standards (FAS) No. 123R of approximately $1.5 million, was $8.8 million or $0.32 per diluted share, representing a net profit margin of 37.1%. In the first quarter of 2005, the company reported GAAP net income of $7.5 million or $0.27 per diluted share, representing a net profit margin of 40.5%. The gross profit margin for Q1 2006 was 85.3% compared to gross margins of 86.1% for Q1 2005. Excluding stock-based compensation expenses related, the gross profit margin for Q1 2006 was 85.6%.

On a normalized pro-forma basis, non-GAAP net income for the first quarter of 2006, excluding stock-based compensation expense, was $10.3 million, or $0.37 per diluted share, representing a net profit margin of 43.6% for Q1 2006. (Refer to the "Use of Non-GAAP Measures" section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP). The non-GAAP net income for the first quarter of 2005, excluding a one-time charge of $1.1 million was $8.6 million, or $0.32 per diluted share, representing a net profit margin of 46.6%.

Higher investment in sales and marketing and in R&D in the first quarter resulted in an increase of operating expenses. On a non-GAAP basis, R&D expenditure, as a percentage of revenue, rose to 6.7% from 5.4% in the first quarter of 2005. Sales and marketing expenditure, as a percentage of revenue, rose to 33.9% reflecting the growth of the sales force in North America and other parts of the world, marketing initiatives launched at major professional medical conferences and trade shows in the US and Europe, a major new training and education program and new marketing materials and tools.

Commenting on the results, Syneron CEO David Schlachet said, "We have increased our investments in sales and marketing and in R&D in the first quarter in accordance to the growth strategy for Syneron discussed at the start of the year. We plan to maintain the level of R&D expenditure at its current level of close to 7% of revenue given the strong R&D pipeline and our ambitious timeline for new product introduction. However, we expect sales and marketing expenditures to decrease as a percentage of sales as revenues rise over the next few quarters.

Syneron's financial position remains strong. On March 31, 2006, Syneron had a cash position (including long term deposits) of $138.3 million and Shareholders' equity of $156 million. At the end of March, trade receivables totaled $27.8 million. As of today, Syneron had collected $9.5 million of the outstanding receivables.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, May 9, 2006. Investors and other interested parties may access a live web cast through Syneron's web site at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's financial expectations regarding expenditures and financial results the 2006 fiscal year, as well as statements concerning new product introductions, FDA submissions, distribution plans, and maintaining Syneron's competitive advantage are forward-looking statements within the meaning of the safe harbor provisions of the Act. Estimates of quarterly and year-end financial results and other forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

                      Syneron Medical Ltd.
                CONSOLIDATED STATEMENT OF INCOME
          U.S. dollars in thousand except per share data

                                               Three Months ended
                                                    March 31,
                                              2006             2005
                                          (un audited)     (un audited)
                                          -----------      -----------
Revenues                                       23,739           18,509
Cost of Revenues                                3,490            2,581
                                          -----------      -----------
Gross Profit                                   20,249           15,928

Operating expenses
Research and development                        1,729              991
Selling and marketing                           8,908            5,850
General and administrative                      1,723              716
Other expenses                                     --            1,124
                                          -----------      -----------
Total operating expenses                       12,360            8,681
                                          -----------      -----------
Operating Income                                7,889            7,247
Financial income, net                           1,109              354
                                          -----------      -----------
Income before taxes                             8,998            7,601
Taxes on income                                  (200)            (100)
                                          -----------      -----------
Net Income                                      8,798            7,501

Basic net earning per share                      0.33             0.32
Diluted net earnings per share                   0.32             0.27
                                          ===========      ===========
Weighted average number
   of shares used in er share
   calculation (in thousand):
Basic                                          26,868           23,616
Diluted                                        27,663           27,380
                                          ===========      ===========

                            Syneron Medical Ltd.
 Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
               U.S. dollars in thousand except per share data

                               Three Months                    Three Months
                                   Ended                          Ended
                               31 March 2006                  31 March 2005
                --------------------------------------------  -------------
                    GAAP         SFAF 123R       Non-GAAP         GAAP
                (un audited)   Adjustment (1)  (un audited)   (un audited)
                -------------  -------------   -------------  ------------
Revenues               23,739                         23,739        18,509
Cost of
 Revenues               3,490             62           3,428         2,581
                -------------  -------------   -------------  ------------
Gross Profit           20,249             62          20,311        15,928

Operating
 expenses
Research and
 development            1,729            137           1,592           991
Selling and
 marketing              8,908            852           8,056         5,850
General and
 administrative         1,723            494           1,229           716
Other expenses(2)                                                    1,124
                -------------  -------------   -------------  ------------
Total operating
 expenses              12,360          1,483          10,877         8,681
                -------------  -------------   -------------  ------------
Operating
 Income                 7,889         (1,545)          9,434         7,247
Financial
 income, net            1,109                          1,109           354
                -------------  -------------   -------------  ------------
Income before
 taxes                  8,998         (1,545)         10,543         7,601
Taxes on income          (200)                          (200)         (100)
                -------------  -------------   -------------  ------------
Net Income(2)           8,798         (1,545)         10,343         7,501

Basic net
 earning per
 share                   0.33          (0.06)           0.38          0.32
Diluted net
 earnings per
 share                   0.32          (0.05)           0.37          0.27
                =============  =============   =============  ============

Weighted average
 number of shares
 used in per share
 calculation
 (in thousand):
Basic                  26,868                         26,868        23,616
Diluted                27,663                         27,663        27,380
                =============  =============   =============  ============

(1) stock-based compensation expense related to the Company's adoption of Financial Accounting Standards (FAS) No. 123R

(2) A one-time change of $1.1 million to settle a patent lawsuit.
    Excluding this one-time charge, our net profit was $8.725
    million or $0.32 per diluted share

                        Syneron Medical Ltd.
                    CONSOLIDATED BALANCE SHEETS
                      U.S. dollars in thousand

                                              31 March    31 December
                                                2006         2005
                                            (un audited)  (un audited)
                                            -----------   -----------
CURRENT ASSETS
Cash and cash equivalents                        22,539        16,570
Marketable securities                           114,679       116,489
Trade receivables                                27,145        19,776
Other receivables and prepaid expenses            9,821         9,293
Inventories                                       3,343         3,434
                                            -----------   -----------
Total current assets                            177,527       165,562

LONG TERM ASSETS
Severance pay fund                                  244           249
Long-term deposits and other                      1,060         1,103
Long-term trade receivables                         686         1,003
Property and equipment, net                       1,338         1,189
                                            -----------   -----------
Long Term Assets                                  3,328         3,544

OTHER ASSETS                                      1,101         1,175

                                            -----------   -----------
Total Assets                                    181,956       170,281
                                            ===========   ===========

CURRENT LIABILITIES
Trade Payables                                    2,664         2,112
Other current liabilities                        19,058        18,960
                                            -----------   -----------
Total current liabilities                        21,722        21,072

LONG TERM LIABILITIES
Deferred Revenue                                  4,093         3,763
Accrued severance pay                               317           282
                                            -----------   -----------
Total long-term liabilities                       4,410         4,045

SHAREHOLDERS' EQUITY:                           155,824       145,164
                                            -----------   -----------
Total liabilities and shareholders' equity      181,956       170,281
                                            ============  ===========

                          Syneron Medical Ltd.
                  CONSOLIDATED STATEMENT OF CASH FLOW
                        U.S. dollars in thousand

                                                Three Months ended
                                                     March 31,
                                                 2006          2005
                                             (un audited)  (un audited)
                                             -----------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
Net income                                         8,798         7,501
Adjustments to reconcile net income to
 net cash provided by operating activities:
Depreciation and amortization                        168           128
Accrued severance pay, net                            40            16
Increase in short-term and long-term
 trade receivables                                (6,699)       (2,711)
Decrease (increase) in other accounts
 receivables and prepaid expenses                   (528)          152
Decrease (increase) in inventories                    91          (484)
Increase in trade payables                           552           665
Increase (decrease) in other current
 liabilities                                        (204)        5,553
Gain on available for sale securities                631           229
Stock-based compensation                           1,582            37
Increase in deferred revenues                        632         1,122
Loss on sales of property and equipment                -            12
                                             -----------   -----------

Net cash provided by operating activities          5,063        12,220
                                             -----------   -----------

CASH FLOWS FROM INVESTMENTING ACTIVITIES

Investment in short-term deposits, net                 -          (397)
Purchase of available-for-sale securities           (207)         (162)
Proceeds from sale of available-for-sale
 securities                                        1,191           650
Payments for ecquisition of long-term loans
 and others                                            -        (2,003)
Proceeds from long-term deposits and others           43           765
Purchase of property and equipment                  (243)         (183)
Purchase of other assets                               -          (436)
                                             -----------   -----------

Net cash used in investing activities                784        (1,766)
                                             -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES

Exercise of options                                  122         1,588
                                             -----------   -----------

Net cash provided by financing activities            122         1,588
                                             -----------   -----------

Increase in cash and cash equivalents              5,969        12,042
Cash and cash equivalents at the beginning
 of the period                                    16,570        12,468
                                             -----------   -----------

Cash and cash equivalents at the end
 of the period                                    22,539        24,510
                                             ===========   ===========

For more information, please contact:

David Seligman
CFO
tel: +972 (54) 772 6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+1-888-886-1338
email: ir@syneron.com